SERVICING AGREEMENT

SCHEDULE A

            For its services under this Servicing Agreement, Calvert Shareholder Services, Inc., is entitled to receive from the Calvert Funds (except Calvert Variable Series, Inc.) fees as set forth below:

Fund and Portfolio	Annual Account Fee*	Transaction Fee
First Variable Rate Fund
First Variable Rate Fund (d/b/a Calvert First Government Money Market)	$11.59	$.84

Calvert Tax-Free Reserves
Money Market	13.35	.97
Limited-Term	3.67	.42
Long-Term	2.67	.31
California Money Market	12.74	.93
Vermont Municipal	3.40	.39

Calvert Municipal Fund, Inc.
California Intermediate	3.48	.40
National Intermediate	3.31	.38

Calvert Cash Reserves
Institutional Prime Fund	11.83	.86

The Calvert Fund
Income	4.22	.48
New Vision Small Cap	5.90	.67
Calvert Short Duration Income Fund	3.75	.40
Calvert Long Duration Income Fund	3.75	.40

Fund and Portfolio	Annual Account Fee*	Transaction Fee
Calvert Social Investment Fund
Money Market	11.92	.87
Bond	4.85	.55
Balanced	4.63	.53
Equity	5.24	.60
Enhanced Equity	5.24	.65
Technology	6.00	.65

Calvert World Values Fund, Inc.
International Equity	5.36	.61
Capital Accumulation	6.26	.72

Calvert Social Index Series, Inc.
Calvert Social Index Fund	6.00	.65

Calvert Impact Fund, Inc.
Calvert Large Cap Growth Fund	6.00	.65

Calvert Variable Series, Inc. fee is as follow:

            .03% (three basis points) on the first $500 million of average net assets and .02% (two basis points) over $500 million of average net assets, minus the fees paid by Acacia Capital Corporation to State Street Bank and Trust pursuant to the State Street Agreement (except for out of pocket expenses).

Restated ______________ 2004

* Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

* Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.